1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001


October 15, 2014

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 243 (File No.033-42484) and Amendment No. 244(File No.811-06400) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 243 and, under the Investment Company Act of 1940, as amended, Amendment No. 244 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing two new series to the Trust: the Westwood MLP and Strategic Energy Fund and the Westwood Opportunistic High Yield Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,


/s/ Leon Salkin
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Leon Salkin